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                      U.S. SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C. 20549

                                    FORM 12b-25

                            NOTIFICATION OF LATE FILING

                         SEC FILE NUMBER
                         0-14203
                         CUSIP NUMBER
                         589774405
(Check One):
/ / Form 10-K and Form 10-KSB
/ / Form 20-F
/ / Form 11-K
/X/ Form 10-Q and Form 10-QSB
Form N-SAR
     For Period Ended:  November 30, 1997

/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR
     For the Transition Period Ended:

     Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registrant Information
     Full Name of Registrant
     Meridian National Corporation

     Former Name if Applicable

     Address of Principal Executive Office (Street and Number) City, State and Zip Code

     805 Chicago Street
     Toledo, Ohio 43611

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b),the following should be completed. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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/X/ (b) The subject annual report, semi-annual report, transition report on Form
10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

          Form 10-Q for the quarter ended November 30, 1997 will not be filed within the prescribed time period as a result of the heavy workload experienced by the Registrant's accounting and reporting department. A backlog of work as a result of a recently filed registration statement for one of the Registrant's subsidiaries, along with the normal calendar year-end work and recurring quarter-end closing schedule has caused a delay in the completion of the Quarterly Report on Form 10-Q.

Part IV--Other Information

     (1) Name and telephone number of person to contact in regard to this notification
          James L. Rosino
          Vice President - Finance
          (419) 729-3918

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                   /X/ Yes  / / No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                   /X/ Yes  / / No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Net loss for the third quarter ended November 30, 1997 was $694,000, or $.20 per share, compared to income from continuing operations before extraordinary gain of $79,000, or a loss of $.01 per share, for the third quarter of the previous fiscal year. Net sales for the third quarter amounted to $16.9 million compared to $18.1 million for the third quarter of the prior fiscal year, an decrease of 7%.

     Meridian National Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                        Meridian National Corporation

                                        By: /s/ James L. Rosino
                                            --------------------------
                                             James L. Rosino
                                             Vice President - Finance

                                        Date:     January 15, 1998